June 30, 2006

VIA ELECTRONIC TRANSMISSION

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549-5546

Re:	DaimlerChrysler AG
Form 20-F for the fiscal year-ended December 31, 2004
Form 20-F for the fiscal year-ended December 31, 2005
File No. 1-12356

Dear Ms. Blye:

Attached is DaimlerChrysler AG’s response to the comment letter of the staff of the U.S. Securities and Exchange Commission dated May 15, 2006 addressed to Jürgen E. Schrempp.

We would also like to call to your attention that Dr. Dieter Zetsche succeeded Prof. Schrempp as Chairman of our Board of Management, effective January 1, 2006, and that the company’s principal executive offices are now located at Mercedesstrasse 137,  70327 Stuttgart, Germany.

Please do not hesitate to contact the undersigned at +49-711-17-92803 if you have any questions regarding this response.

Sincerely,
/s/ ppa. Robert Köthner		/s/ ppa. Ulrich Störmer
Robert Köthner		Ulrich Störmer
Vice President		Director
Chief Accounting Officer		Legal Affairs Corporate

M E M O R A N D U M

June 30, 2006

TO:	Cecilia D. Blye
Securities and Exchange Commission

FROM:	DaimlerChrysler AG

Re:	DaimlerChrysler AG
Form 20-F for the fiscal year-ended December 31, 2004
Form 20-F for the fiscal year-ended December 31, 2005
File No. 1-12356

We are responding to the comment letter of the Staff of the U.S. Securities and Exchange Commission, dated May 15, 2006 (the “Comment Letter”).

Comment:

We note your responses of August 15, 2005, December 12, 2005 and April 5, 2006, to our comments regarding your contacts with Cuba, Iran, Sudan and Syria, countries identified by the U.S. State Department as state sponsors of terrorism. We note particularly your qualitative analyses of the materiality to you of those contacts and whether they pose a material investment risk to your security holders.

You point out in your analyses that more than 83% of your ordinary shares are held by non-U.S. shareholders. Please advise us of the percentage of your consolidated revenues derived from sales in the U.S. during each of 2005, 2004 and 2003. Address for us the possibility that your revenue and share value may be negatively impacted by your ongoing business contacts with countries identified as terrorist-sponsoring states, in light of the investor sentiment, and potential customer sentiment, evidenced by the U.S. state legislative initiatives and university policies described in our earlier letters to you, and by initiatives undertaken by other private organizations.

Response:  Revenues from sales in the U.S. accounted for 44.7%, 45.2%, and 47.4% of our consolidated revenues in 2005, 2004, and 2003, respectively.

As indicated in our prior responses, the divestment initiatives by certain U.S state legislatures and universities referenced in the Comment Letter are not likely to have a significant adverse effect on our share value because, to our knowledge, U.S. states and universities do not hold a significant number of our shares.

We also do not believe that such business is likely to have a material negative impact on the company’s consolidated revenues by reason of adverse customer sentiment. In this regard, we have taken the following into consideration:

•                                          Germany, the country in which DaimlerChrysler AG is incorporated, and many other European as well as Asian countries, maintain full diplomatic relations with these countries and actively encourage commercial and cultural relations;

•                                          we are not aware of any negative impact on the reputations or sales volumes of other non-U.S. auto companies that do business in the United States and in these countries — to the contrary, their U.S. market share has been increasing in some cases;

•                                          we sell vehicles (passenger cars, trucks, vans and buses) and related automotive parts, not weapons or weapon technology;

•                                          our business activity does not represent a significant source of revenue for the governments of these countries (unlike the oil industry business, for example), rather, our sales into these countries result in an outflow of funds from these countries;

•                                          As of December 31, 2005, DaimlerChrysler Group companies employed more than 97,000 people at over 38 facilities throughout the United States — and its business supported thousands of other jobs in the U.S. throughout the automotive supply chain and dealership distribution network; and,

•                                          DaimlerChrysler Group companies and their U.S. employees actively support various charities and civic organizations throughout the United States. For example, the DaimlerChrysler Corporation Fund supports hundreds of non-profit organizations with an emphasis on community growth and enrichment, arts and culture, education, diversity, disaster relief, and youth development programs. In 2005, the Fund donated approximately $26 million.

As a result, we do not believe that our limited business contacts in these countries constitute a material investment risk for our security holders, the vast majority of which are non-U.S. persons.

With respect to our business in Iran, we supplementally advise the Staff that an Iranian company began assembling skd (semi-knocked down) Mercedes-Benz E class passenger cars earlier this year under a license agreement. To date, that company has ordered only 132 vehicle kits. In addition, DaimlerChrysler entered into a joint venture agreement with that company in 2004 for the potential distribution of Mercedes-Benz passenger cars in Iran. We are negotiating the termination of that non-operational joint venture, and considering transferring ownership of our current, wholly owned general distributor for Mercedes-Benz passenger cars in Iran to that company (or one of its affiliates) and retaining an option to acquire an equity position in the general distributor in the future.